ACE Convergence Acquisition Corp.

1013 Centre Road, Suite 403S

Wilmington, DE 19805

October 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Evan Ewing

Anne Parker

Division of Corporation Finance

Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.

Registration Statement on Form S-4, originally filed on November 12, 2021

File No. 333-261055

Ladies and Gentlemen:

ACE Convergence Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 P.M., Eastern Time, on November 1, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 to provide notice of effectiveness.

Very truly yours,

ACE Convergence Acquisition Corp.

/s/ Behrooz Abdi
Behrooz Abdi
Chief Executive Officer and Chairman of the Board of Directors

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Joy Weiss, Tempo Automation, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP